Solvis Group, Inc.
701 N. Green Valley Pkwy, Ste 200
Henderson, NV 89074
Tel : (702)564-7979
Fax : (760)930-9531

April 25, 2007

To:

Ms. Raquel Howard
Securities Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E., Stop 3561
Washington, D.C. 20549
Tel: (202) 551-3790
Fax: (202) 772-9202

Re: Solvis Group, Inc.
        Item 4.01 Form 8-K
        Filed April 6, 2007
        File No. 0-30443

Dear Ms. Raquel Howard,

Here follows our response to your comment letter dated April 13, 2007.

Item 4.01 Form 8-K

Changes in Registrant’s Certifying Accountant

1.    We note the first paragraph of your disclosure. Please revise your disclosure to state whether your former accountant, Weinberg & Company P.A., resigned, declined to stand for re-election, or was dismissed and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B.

Such disclosure Paragraph 1 of Item 4.01 has been updated.

       2.       We note the third and fourth paragraphs of your disclosure. Please revise your disclosure to clarify whether the former accountant’s report on the financial statements for the years ended September 30, 2002 and 2003 contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. Note that if the former accountant audited the fiscal years ended September 30, 2002 and 2003, disclosure related to the audit reports for that period and those financial statements is required under Item 304(a)(1)(ii) of Regulation S-B.

            Disclosure revised for the going concern modification.

       3.      Please reconcile your statement in the third paragraph that “the auditors are unable to say whether there are or are not any disagreements in the two most recent fiscal years and any subsequent interim period through the date of change” with the statement in the sixth paragraph of your disclosure that “there were no disagreements with the former accountant”.

                Paragraph six has been updated to be specific on what the auditors can agree or disagree on.

       4.      Please obtain and filed an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

                Exhibit 16 letter has been updated.

Best regards,
Solvis Group, Inc.

/s/ Bob Dietrich
-----------------
Robert A. Dietrich
CFO/Director
760-930-9530 (voice)
760-930-9531 (fax)